UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Strategic Restructuring of Contingent Liabilities

On December 23, 2025, Nvni Group Limited (Nasdaq: NVNI) (the “Company”) announced that it renegotiated certain earnout contingent liabilities with founders of previously acquired portfolio companies, resulting in an approximately 34% reduction of such liabilities, representing savings of more than $18 million. The restructuring is valid for a 90-day period, during which the Company intends to finalize a private credit financing. The Company also reported that it remains on track to close its previously announced acquisition of MK Solutions.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release, dated December 23, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: December 23, 2025	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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